UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-A/A
AMENDMENT NO. 3

FOR REGISTRATION OF CERTAIN CLASSES OR SECURITIES
PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934

IDEXX LABORATORIES, INC.
(Exact name of registrant as specified in its charter)

Delaware	01-0393723
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)

One IDEXX Drive, Westbrook, Maine	04092
(Address of principal executive offices)	(ZIP Code)

Title of each class to be registered	Name of each exchange on which each class is to be registered

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box [   ]

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange and is effective pursuant to General Instruction A.(c), check the following box [   ]

Securities Act registration statement file number to which this form relates (if applicable):

Securities to be registered pursuant to Section 12(g) of the Act:

Preferred Stock Purchase Rights
(Title of Class)

Explanatory Note:

        This Amendment No. 3 to Registration Statement on Form 8-A/A amends and restates the Registration Statement on Form 8-A dated December 24, 1996 (the “Form 8-A”), filed by IDEXX Laboratories, Inc. (the “Company”) with respect to the Preferred Stock Purchase Rights (the “Rights”) issued pursuant to the Rights Agreement dated as of December 17, 1996 (the “Rights Agreement”) between the Company and BankBoston, N.A. (formerly known as The First National Bank of Boston), as Rights Agent. On July 30, 1999, the Company filed Amendment No. 1 on Form 8-A/A (the “Form 8-A/A”) amending and restating the Form 8-A to reflect Amendment No. 1 to the Rights Agreement entered into between the Company and BankBoston, N.A. on July 22, 1999 (“Amendment No. 1”). Amendment No. 1 amended the Rights Agreement to: (i) eliminate provisions related to “Continuing Directors,” (ii) eliminate provisions related to “Permitted Offers,” and (iii) make certain other revisions.

        On January 22, 2001, pursuant to Section 21 of the Rights Agreement, the Company removed BankBoston, N.A. as Rights Agent and appointed American Stock Transfer & Trust Company (“AST”) as Rights Agent. The Company and AST then amended and restated the Rights Agreement to reflect Amendment No. 1 and the appointment of AST as Rights Agent. The Amended and Restated Rights Agreement was filed as Exhibit No. 1 to Amendment No. 2 to Registration Statement on Form 8-A/A dated March 14, 2001, and is incorporated by reference herein.

        On March 8, 2005, the Company and the Rights Agent entered into Amendment No. 1, which was filed as Exhibit 4.1 to the Company’s Current Report on Form 8-K, filed on March 9, 2005, and is incorporated by reference herein. Amendment No. 1 amends the definition of “Acquiring Person” set forth in Section 1(a) of the Amended and Restated Rights Agreement to increase the threshold of Common Stock ownership required for a stockholder to be deemed an “Acquiring Person” from 20% to 25%. The Amended and Restated Rights Agreement, as amended through the date hereof, is referred to herein as the “Amended and Restated Rights Agreement.”

Item 1. Description of Registrant’s Securities to be Registered.

        On December 17, 1996, the Board of Directors of the Company declared a dividend of one preferred stock purchase right (a “Right”) for each outstanding share of the Company’s Common Stock to stockholders of record at the close of business on December 30, 1996 (the “Record Date”). Each Right entitles the registered holder to purchase from the Company a unit consisting of one one-thousandth of a share (a “Unit”) of Series A Junior Participating Preferred Stock, $1.00 par value per share (the “Preferred Stock”), at a purchase price of $200.00 in cash per Unit (the “Purchase Price”), subject to adjustment. The description and terms of the Rights are set forth in the Amended and Restated Rights Agreement, as amended, between the Company and AST, as Rights Agent.

        Initially, the Rights will be attached to all Common Stock certificates representing shares then outstanding, and no separate Rights Certificates will be distributed. The Rights will separate from the Common Stock and a Distribution Date will occur upon the earlier of (i) ten business days (or such later date as may be determined by the Board of Directors of the Company) following a public announcement that a person or group of affiliated or associated persons (an “Acquiring Person”) has acquired, or obtained the right to acquire, beneficial ownership of 25% or more of the outstanding shares of Common Stock (the “Stock Acquisition Date”), or (ii) ten business days (or such later date as may be determined by the Board of Directors of the Company) following the commencement of a tender offer or exchange offer that would result in a person or group beneficially owning 30% or more of such outstanding shares of Common Stock. Until the Distribution Date (or earlier redemption or expiration of the rights), (i) the Rights will be evidenced by the Common Stock certificates and will be transferred with and only with such Common Stock certificates, (ii) new Common Stock certificates issued after the Record Date will contain a notation incorporating the Amended and Restated Rights Agreement by reference and (iii) the surrender for transfer of any certificates for Common Stock outstanding, even without such notation, will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate.

        The Rights are not exercisable until the Distribution Date and will expire upon the earliest of the close of business on December 30, 2006 (the “Final Expiration Date”) or the redemption or exchange of the Rights as described below.

        As soon as practicable after the Distribution Date, separate certificates evidencing the Rights (“Rights Certificates”) will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and, thereafter, such separate Rights Certificates alone will represent the Rights. Except as otherwise determined by the Board of Directors and except in connection with shares of Common Stock issued upon the exercise of employee stock options, issuances under other employee stock benefit plans or the conversion of convertible securities issued hereafter, only shares of Common Stock issued prior to the Distribution Date will be issued with Rights.

        In the event that any Person becomes an Acquiring Person then, promptly following the first occurrence of such event, proper provision shall be made so that each holder of a Right (except as provided below and in Section 7(e) of the Amended and Restated Rights Agreement) shall thereafter have the right to receive, upon exercise thereof at the then current Purchase Price, in lieu of a number of one one-thousandths of a share of Preferred Stock, such number of shares of Common Stock of the Company that equals the result obtained by (x) multiplying the then current Purchase Price by the then number of one one-thousandths of a share of Preferred Stock for which a Right is then exercisable, and (y) dividing that product by 50% of the current market price per share of Common Stock on the date of such first occurrence. Notwithstanding any of the foregoing, following the occurrence of the event set forth in this paragraph, all Rights that are, or (under certain circumstances specified in the Amended and Restated Rights Agreement) were, beneficially owned by any Acquiring Person will be null and void. The event summarized in this paragraph is referred to as a “Section 11(a)(ii) Event.”

        In the event that, at any time after any Person becomes an Acquiring Person, (i) the Company is acquired in a merger or other business combination transaction in which the Company is not the surviving corporation or its Common Stock is changed or exchanged, or (ii) 50% or more of the Company’s assets or earning power is sold or transferred, each holder of a Right (except Rights which previously have been voided as set forth above) shall thereafter have the right to receive, upon exercise, that number of shares of Common Stock of the acquiring company which equals the exercise price of the Right divided by one-half of the current market price of such Common Stock at the date of the occurrence of the event. The events summarized in this paragraph are referred to as “Section 13 Events.” Section 11(a)(ii) Events and Section 13 Events are collectively referred to as “Triggering Events.”

        At any time after the occurrence of a Section 11(a)(ii) Event, subject to certain conditions, the Board of Directors of the Company may exchange the Rights (other than Rights owned by such Acquiring Person which have become void), in whole or in part, at an exchange ratio of one share of Common Stock, or one one-thousandth of a share of Preferred Stock (or of a share of a class or series of the Company’s preferred stock having equivalent rights, preferences and privileges), per Right (subject to adjustment).

        The Purchase Price payable, and the number of Units of Preferred Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Stock, (ii) if holders of the Preferred Stock are granted certain rights or warrants to subscribe for Preferred Stock or convertible securities at less than the then-current market price of the Preferred Stock, or (iii) upon the distribution to holders of the Preferred Stock of evidences of indebtedness or assets (excluding regular periodic cash dividends paid out of earnings or retained earnings) or of subscription rights or warrants (other than those referred to above).

        The number of Rights associated with each share of Common Stock is also subject to adjustment in the event of a stock split of the Common Stock or a stock dividend on the Common Stock payable in Common Stock or subdivisions, consolidations or combinations of the Common Stock occurring, in any such case, prior to the Distribution Date.

        Preferred Stock purchasable upon exercise of the Rights will not be redeemable. Each share of Preferred Stock will be entitled to a minimum preferential quarterly dividend payment of $10 per share and will be entitled to an aggregate dividend of 1000 times the dividend declared per share of Common Stock. In the event of liquidation, the holders of the Preferred Stock will be entitled to a minimum preferential liquidation payment of $1000 per share and will be entitled to an aggregate payment of 1000 times the payment made per share of Common Stock. Each share of Preferred Stock will have 1000 votes, voting together with the Common Stock. In the event of any merger, consolidation or other transaction in which Common Stock is exchanged, each share of Preferred Stock will be entitled to receive 1000 times the amount received per share of Common Stock. These rights are protected by customary antidilution provisions.

        Because of the nature of the Preferred Stock’s dividend, liquidation and voting rights, the value of one one-thousandth of a share of Preferred Stock purchasable upon exercise of each Right should approximate the value of one share of Common Stock.

        With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments amount to at least 1% of the Purchase Price. No fractional Units will be issued and, in lieu thereof, an adjustment in cash will be made based on the market price of the Preferred Stock on the last trading date prior to the date of exercise.

        At any time prior to the earlier of (i) ten business days (or such later date as may be determined by the Board of Directors of the Company) following the Stock Acquisition Date or (ii) the Final Expiration Date, the Company may redeem the Rights in whole, but not in part, at a price of $.01 per Right (the “Redemption Price”), payable in cash. Immediately upon the action of the Board of Directors ordering redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

        Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to stockholders or to the Company, stockholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Common Stock (or other consideration) of the Company or for Common Stock of the acquiring company as set forth above.

        Subject to certain exceptions, any of the provisions of the Amended and Restated Rights Agreement may be amended by the Board of Directors of the Company prior to such time as the Rights are no longer redeemable.

        The foregoing description of the Amended and Restated Rights Agreement and the Rights does not purport to be complete and is qualified in its entirety by reference to such Exhibits.

Item 2. Exhibits.

4.1 (1)	Amendment No. 1 to Amended and Restated Rights Agreement dated as of March 8, 2005, between the Company and American Stock Transfer & Trust Company, as Rights Agent.

(1)	Filed as the like-numbered exhibit to the Company’s Current Report on Form 8-K, filed March 9, 2005, and incorporated herein by reference.

SIGNATURE

        Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Dated: March 10, 2005	IDEXX LABORATORIES, INC.

By: /s/ Conan R. Deady
Conan R. Deady Vice President, General Counsel and Secretary

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

4.1(1)	Amendment No. 1 to Amended and Restated Rights Agreement dated as of March 8, 2005, between the Company and American Stock Transfer & Trust Company, as Rights Agent.

(1)	Filed as the like-numbered exhibit to the Company’s Current Report on Form 8-K, filed March 9, 2005, and incorporated herein by reference.